April 22, 2025

Choi Tan Yee
Executive Director and Chief Financial Officer
Alpha Technology Group Ltd
Unit No. 08 on the 25th Floor of Nanyang Plaza
No. 57 Hung To Road
Kwun Tong, Kowloon, Hong Kong

       Re: Alpha Technology Group Ltd
           Form 20-F for the Year Ended September 30, 2024
           Response dated April 2, 2025
           File No. 001-41847
Dear Choi Tan Yee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Henry Yin